September 18, 2009

Mail Stop 3010

Mr. David Bassin
Chief Financial Officer
Inventiv Health, Inc.
Vantage Court North
500 Atrium Drive
Somerset, NJ 08873

> **Re:** **Inventiv Health, Inc.**
> **Form 8-K**
> **Filed August 6, 2009**
> **File No. 000-30318**

Dear Mr. Bassin:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Kenneth G. Alberstadt (*via facsimile*)